Exhibit 21.1

LIST OF SUBSIDIARIES

Company Name	Jurisdiction of Incorporation
Save Foods Ltd.(1)	Israel
NTWO OFF Ltd. (2)	Israel
NITO Renewable Energy, Inc. (3)	Nevada

(1)	Save Foods Ltd. is the 98.48% owned subsidiary of N2OFF, Inc.
(2)	NTWO OFF Ltd. is the 60% owned subsidiary of N2OFF, Inc.
(3)	NITO Renewable Energy, Inc. is the 100% owned subsidiary of N2OFF, Inc., and which owns 70% of SB Impact 4 Ltd., a company organized under the laws of Italy